UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2023

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

April 26, 2023
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS FIRST QUARTER 2023 RESULTS
•Net income attributable to Methanex shareholders of $60 million and Adjusted EBITDA of $209 million in the first quarter. The average realized price in the first quarter was $371 per tonne compared to $373 per tonne in the fourth quarter of 2022.
•Geismar 3 ("G3") project is over 80% complete and is progressing safely, on time and on budget. Production expected in the fourth quarter of 2023. The remaining capital spend of $330 - 380 million is fully funded with cash on hand.
•The Board approved a 6% dividend increase to $0.185 per share per quarter, applicable to the dividend payable on June 30th, 2023.
•Returned $60 million to shareholders through dividends and share repurchases and have a strong liquidity position with $780 million in cash.
VANCOUVER, BRITISH COLUMBIA - For the first quarter of 2023, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $60 million ($0.87 net income per common share on a diluted basis) compared to net income of $41 million ($0.59 net income per common share on a diluted basis) in the fourth quarter of 2022. Net income was higher compared to the prior quarter primarily due to higher sales of Methanex-produced methanol driven by higher production in Egypt, Atlas and Chile. Adjusted EBITDA for the first quarter of 2023 was $209 million and Adjusted net income was $76 million ($1.11 Adjusted net income per common share). This compares with Adjusted EBITDA of $160 million and Adjusted net income of $51 million ($0.73 Adjusted net income per common share) for the fourth quarter of 2022.
In the first quarter methanol pricing remained relatively stable. The average realized price in the first quarter was $371 per tonne compared to $373 per tonne in the fourth quarter of 2022.
During the quarter, we returned $60 million to shareholders through the regular dividend and share repurchases. We ended the quarter with $780 million in cash, or approximately $709 million in cash excluding non-controlling interests and including our share of cash in the Atlas joint venture. We also have an undrawn $300 million revolving credit facility that provides additional financial flexibility.
Rich Sumner, President & CEO of Methanex, said, “I am proud of the team for delivering another quarter of strong operational and financial results. The G3 project is over 80% complete and we are looking forward to having it start up in the fourth quarter of this year as it will significantly enhance our cash flow generation capability and lower our average CO2 emissions intensity. Our business is well-positioned to navigate through the continuing macro-economic uncertainty and create shareholder value."
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the first quarter of 2023. It is not a complete source of information for readers and is not in any way a substitute for reading the first quarter 2023 Management’s Discussion and Analysis ("MD&A") dated April 26, 2023 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2023, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2023 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2023 FIRST QUARTER NEWS RELEASE                                 PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,660	1,526	1,789
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,649	1,360	1,797
Purchased methanol	848	1,095	682
Commission sales	308	192	279
Total sales volume [1]	2,805	2,647	2,758

Methanex average non-discounted posted price ($ per tonne) [2]	471	469	527
Average realized price ($ per tonne) 3 4	371	373	425

Revenue	1,038	986	1,176
Net income (attributable to Methanex shareholders)	60	41	119
Adjusted net income [4]	76	51	159
Adjusted EBITDA [4]	209	160	337
Cash flows from operating activities	162	227	326

Basic net income per common share	0.87	0.59	1.60
Diluted net income per common share	0.87	0.59	1.60
Adjusted net income per common share [4]	1.11	0.73	2.16

Common share information (millions of shares)
Weighted average number of common shares	69	70	74
Diluted weighted average number of common shares	69	70	74
Number of common shares outstanding, end of period	68	69	73
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, Adjusted EBITDA, and Average realized price are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 12 of our first quarter MD&A dated April 26, 2023 for a description of each non-GAAP measure.

METHANEX CORPORATION 2023 FIRST QUARTER NEWS RELEASE                                 PAGE 2

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Net income attributable to Methanex shareholders	$60	$41	$119
Mark-to-market impact of share-based compensation	20	12	48
Depreciation and amortization	98	86	92
Finance costs	31	32	34
Finance income and other expenses	(11)	(18)	—
Income tax expense	14	7	42
Earnings of associate adjustment	19	18	21
Non-controlling interests adjustment	(22)	(18)	(19)
Adjusted EBITDA attributable to Methanex shareholders	$209	$160	$337

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Net income attributable to Methanex shareholders	$60	$41	$119
Mark-to-market impact of share-based compensation, net of tax	17	11	40
Impact of Egypt gas contract revaluation, net of tax	(1)	(1)	—
Adjusted net income	$76	$51	$159
Diluted weighted average shares outstanding (millions)	69	70	74
Adjusted net income per common share	$1.11	$0.73	$2.16

▪We recorded net income attributable to Methanex shareholders of $60 million in the first quarter of 2023 compared to net income of $41 million in the fourth quarter of 2022. Net income was higher compared to the prior quarter primarily due to higher sales of Methanex-produced methanol driven by higher production in Egypt, Atlas and Chile.
▪We recorded Adjusted EBITDA of $209 million for the first quarter of 2023 compared to $160 million for the fourth quarter of 2022. We recorded Adjusted net income of $76 million for the first quarter of 2023 compared to Adjusted net income of $51 million for the fourth quarter of 2022. Adjusted EBITDA was higher in the first quarter of 2023 primarily due to higher sales of Methanex-produced methanol. The impact of higher Adjusted EBITDA on Adjusted net income for the first quarter of 2023, as compared to the fourth quarter of 2022, was partially offset by higher depreciation charges due to the mix of product sold and lower finance income due to lower foreign exchange gains.
▪We sold 2,805,000 tonnes in the first quarter of 2023 compared to 2,647,000 tonnes for the fourth quarter of 2022. Sales of Methanex-produced methanol were 1,649,000 tonnes in the first quarter of 2023 compared to 1,360,000 tonnes in the fourth quarter of 2022.
▪Production for the first quarter of 2023 was 1,660,000 tonnes compared to 1,526,000 tonnes for the fourth quarter of 2022. Production was higher for the first quarter of 2023 as production in the fourth quarter of 2022 was impacted by a planned extended turnaround in Egypt, seasonal gas restrictions in Chile and unplanned outages in Geismar and Trinidad.
▪The Geismar 3 project is progressing well and on budget with methanol production expected in the fourth quarter of 2023 with an expected total capital cost of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $330 to $380 million, including approximately $75 million of spending accrued in accounts payable, is fully funded with cash on hand. Along with significantly enhancing our cash generation capability, Geismar 3 will have one of the lowest CO2 emissions intensity profiles in the industry, helping us meet our commitment to reduce our greenhouse gas emissions intensity.
▪To March 31, 2023, we have repurchased 1,923,432 common shares of 3,506,405 permitted under our current normal course issuer bid for $81 million, an average purchase price of approximately $42 per share. During the first quarter of 2023, we purchased 1,030,659 shares for $48 million.
▪In the first quarter of 2023 we paid a quarterly dividend of $0.175 per common share for a total of $12 million. On April 26, 2023 we announced a 6% increase in our quarterly dividend to $0.185 per common share. The increased dividend will apply to the dividend payable on June 30, 2023.
METHANEX CORPORATION 2023 FIRST QUARTER NEWS RELEASE                                 PAGE 3

▪In March 2023, we released our 2022 Sustainability Report highlighting the progress on our Environmental, Social and Governance (ESG) commitments.
▪At March 31, 2023, we had a strong liquidity position including a cash balance of $780 million, or approximately $709 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. We also have access to an undrawn $300 million revolving credit facility providing financial flexibility.
PRODUCTION HIGHLIGHTS

	Q1 2023		Q4 2022	Q1 2022
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
USA (Geismar)	550	449	437	556
New Zealand [2]	550	403	395	386
Trinidad (Methanex interest) [3]	490	256	225	258
Chile	425	249	226	324
Egypt (50% interest)	158	161	96	104
Canada (Medicine Hat)	160	142	147	161
	2,333	1,660	1,526	1,789
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The Waitara Valley plant is idled indefinitely due to natural gas constraints.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant is idled indefinitely due to natural gas constraints.
Key production and operational highlights during the first quarter and production outlook for 2023 include:
United States
Geismar produced 449,000 tonnes in the first quarter compared to 437,000 tonnes in the fourth quarter of 2022. A planned turnaround was completed at Geismar 1 in the first quarter and the plant successfully restarted in late February. Production was higher in the first quarter as the fourth quarter was impacted by an unplanned outage in October caused by a utilities supplier that experienced a loss of power due to a failed transformer.
New Zealand
New Zealand produced 403,000 tonnes in the first quarter of 2023 compared to 395,000 tonnes in the fourth quarter of 2022. We estimate production for 2023 to be between 1.3 - 1.4 million tonnes.
Trinidad
Atlas produced 256,000 tonnes (Methanex interest) in the first quarter of 2023 compared to 225,000 tonnes in the fourth quarter of 2022. Production was higher in the first quarter as the fourth quarter was impacted by an unplanned outage. Titan remains idled indefinitely.
Chile
Chile produced 249,000 tonnes in the first quarter of 2023 compared to 226,000 tonnes in the fourth quarter of 2022. Production was higher in the first quarter due to higher gas deliveries from Argentina. We estimate Chile production in 2023 to be between 0.8 - 0.9 million tonnes.
METHANEX CORPORATION 2023 FIRST QUARTER NEWS RELEASE                                 PAGE 4

Egypt
Egypt produced 322,000 tonnes (Methanex interest - 161,000 tonnes) in the first quarter of 2023 compared to 192,000 tonnes (Methanex interest - 96,000 tonnes) in the fourth quarter of 2022. Production was higher in the first quarter as the fourth quarter was impacted by a planned turnaround.
Canada
Medicine Hat produced 142,000 tonnes in the first quarter of 2023 compared to 147,000 tonnes in the fourth quarter of 2022.
2023 Production Outlook
Forecasted production for 2023 is approximately 6.5 million equity tonnes, excluding any production from G3. Actual production may vary by quarter based on timing of turnarounds, gas availability, unplanned outages and unanticipated events.
CONFERENCE CALL
A conference call is scheduled for April 27, 2023 at 11:00 am ET (8:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (646) 960-0479, or toll free at (888) 510-2296. The conference ID for the call is #7014770. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This first quarter 2023 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the first quarter 2023 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Average realized price throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 12 of the Company's MD&A for the period ended March 31, 2023 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
-end-

For further information, contact:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2023 FIRST QUARTER NEWS RELEASE                                 PAGE 5

1

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months Ended March 31, 2023
At April 25, 2023 the Company had 68,064,263 common shares issued and outstanding and stock options exercisable for 1,652,029 additional common shares.

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This First Quarter 2023 Management’s Discussion and Analysis dated April 26, 2023 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2023 as well as the 2022 Annual Consolidated Financial Statements and MD&A included in the Methanex 2022 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2022 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,660	1,526	1,789
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,649	1,360	1,797
Purchased methanol	848	1,095	682
Commission sales	308	192	279
Total sales volume [1]	2,805	2,647	2,758

Methanex average non-discounted posted price ($ per tonne) [2]	471	469	527
Average realized price ($ per tonne) 3 4	371	373	425

Revenue	1,038	986	1,176
Net income (attributable to Methanex shareholders)	60	41	119
Adjusted net income [4]	76	51	159
Adjusted EBITDA [4]	209	160	337
Cash flows from operating activities	162	227	326

Basic net income per common share	0.87	0.59	1.60
Diluted net income per common share	0.87	0.59	1.60
Adjusted net income per common share [4]	1.11	0.73	2.16

Common share information (millions of shares)
Weighted average number of common shares	69	70	74
Diluted weighted average number of common shares	69	70	74
Number of common shares outstanding, end of period	68	69	73
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, Adjusted EBITDA, and Average realized price are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 12 for a description of each non-GAAP measure.

METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Net income attributable to Methanex shareholders	$60	$41	$119
Mark-to-market impact of share-based compensation, net of tax	17	11	40
Impact of Egypt gas contract revaluation, net of tax	(1)	(1)	—
Adjusted net income [1]	$76	$51	$159
Diluted weighted average shares outstanding (millions)	69	70	74
Adjusted net income per common share [1]	$1.11	$0.73	$2.16
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 12 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $60 million in the first quarter of 2023 compared to net income of $41 million in the fourth quarter of 2022. Net income was higher compared to the prior quarter primarily due to higher sales of Methanex-produced methanol driven by higher production in Egypt, Atlas and Chile.
▪We recorded Adjusted EBITDA of $209 million for the first quarter of 2023 compared to $160 million for the fourth quarter of 2022. We recorded Adjusted net income of $76 million for the first quarter of 2023 compared to Adjusted net income of $51 million for the fourth quarter of 2022. Adjusted EBITDA was higher in the first quarter of 2023 primarily due to higher sales of Methanex-produced methanol. The impact of higher Adjusted EBITDA on Adjusted net income for the first quarter of 2023, as compared to the fourth quarter of 2022, was partially offset by higher depreciation charges due to the mix of product sold and lower finance income due to lower foreign exchange gains.
▪We sold 2,805,000 tonnes in the first quarter of 2023 compared to 2,647,000 tonnes for the fourth quarter of 2022. Sales of Methanex-produced methanol were 1,649,000 tonnes in the first quarter of 2023 compared to 1,360,000 tonnes in the fourth quarter of 2022. Refer to the Supply/Demand Fundamentals section on page 10 of the MD&A for more information.
▪Production for the first quarter of 2023 was 1,660,000 tonnes compared to 1,526,000 tonnes for the fourth quarter of 2022. Production was higher for the first quarter of 2023 as production in the fourth quarter of 2022 was impacted by a planned extended turnaround in Egypt, seasonal gas restrictions in Chile and unplanned outages in Geismar and Trinidad. Refer to the Production Summary section on page 4 of the MD&A.
▪The Geismar 3 project is progressing well and on budget with methanol production expected in the fourth quarter of 2023 with an expected total capital cost of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $330 to $380 million, including approximately $75 million of spending accrued in accounts payable, is fully funded with cash on hand. Along with significantly enhancing our cash generation capability, Geismar 3 will have one of the lowest CO2 emissions intensity profiles in the industry, helping us meet our commitment to reduce our greenhouse gas emissions intensity.
▪To March 31, 2023, we have repurchased 1,923,432 common shares of 3,506,405 permitted under our current normal course issuer bid for $81 million, an average purchase price of approximately $42 per share. During the first quarter of 2023, we purchased 1,030,659 shares for $48 million.
▪In the first quarter of 2023 we paid a quarterly dividend of $0.175 per common share for a total of $12 million. On April 26, 2023 we announced a 6% increase in our quarterly dividend to $0.185 per common share. The increased dividend will apply to the dividend payable on June 30, 2023.
▪In March 2023, we released our 2022 Sustainability Report highlighting the progress on our Environmental, Social and Governance (ESG) commitments.
▪At March 31, 2023, we had a strong liquidity position including a cash balance of $780 million. We also have access to an undrawn $300 million revolving credit facility providing financial flexibility.
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

	Q1 2023		Q4 2022	Q1 2022
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
USA (Geismar)	550	449	437	556
New Zealand [2]	550	403	395	386
Trinidad (Methanex interest) [3]	490	256	225	258
Chile	425	249	226	324
Egypt (50% interest)	158	161	96	104
Canada (Medicine Hat)	160	142	147	161
	2,333	1,660	1,526	1,789
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The Waitara Valley plant is idled indefinitely due to natural gas constraints. Refer to the New Zealand section below.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant is idled indefinitely due to natural gas constraints. Refer to the Trinidad section below.
Key production and operational highlights during the first quarter and production outlook for 2023 include:
United States
Geismar produced 449,000 tonnes in the first quarter compared to 437,000 tonnes in the fourth quarter of 2022. A planned turnaround was completed at Geismar 1 in the first quarter and the plant successfully restarted in late February. Production was higher in the first quarter as the fourth quarter was impacted by an unplanned outage in October caused by a utilities supplier that experienced a loss of power due to a failed transformer.
New Zealand
New Zealand produced 403,000 tonnes in the first quarter of 2023 compared to 395,000 tonnes in the fourth quarter of 2022. We estimate production for 2023 to be between 1.3 - 1.4 million tonnes.
Trinidad
Atlas produced 256,000 tonnes (Methanex interest) in the first quarter of 2023 compared to 225,000 tonnes in the fourth quarter of 2022. Production was higher in the first quarter as the fourth quarter was impacted by an unplanned outage. Titan remains idled indefinitely.
Chile
Chile produced 249,000 tonnes in the first quarter of 2023 compared to 226,000 tonnes in the fourth quarter of 2022. Production was higher in the first quarter due to higher gas deliveries from Argentina. We estimate Chile production in 2023 to be between 0.8 - 0.9 million tonnes.
Egypt
Egypt produced 322,000 tonnes (Methanex interest - 161,000 tonnes) in the first quarter of 2023 compared to 192,000 tonnes (Methanex interest - 96,000 tonnes) in the fourth quarter of 2022. Production was higher in the first quarter as the fourth quarter was impacted by a planned turnaround.
Canada
Medicine Hat produced 142,000 tonnes in the first quarter of 2023 compared to 147,000 tonnes in the fourth quarter of 2022.
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

2023 Production Outlook
Forecasted production for 2023 is approximately 6.5 million equity tonnes, excluding any production from G3. Actual production may vary by quarter based on timing of turnarounds, gas availability, unplanned outages and unanticipated events.
FINANCIAL RESULTS

For the first quarter of 2023, we reported net income attributable to Methanex shareholders of $60 million ($0.87 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the fourth quarter of 2022 of $41 million ($0.59 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the first quarter of 2022 of $119 million ($1.60 net income per common share on a diluted basis). Net income was higher compared to the prior quarter primarily due to higher sales of Methanex-produced methanol driven by higher production in Egypt, Atlas and Chile. Net income was lower compared to in the first quarter of 2022 primarily due to lower average realized price and lower sales of Methanex-produced methanol.

For the first quarter of 2023, we recorded Adjusted EBITDA of $209 million and Adjusted net income of $76 million ($1.11 Adjusted net income per common share). This compares with Adjusted EBITDA of $160 million and Adjusted net income of $51 million ($0.73 Adjusted net income per common share) for the fourth quarter of 2022 and Adjusted EBITDA of $337 million and Adjusted net income of $159 million ($2.16 Adjusted net income per common share) for the first quarter of 2022.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation included in finance income and other expenses and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 12 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
($ millions)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Consolidated statements of income:
Revenue	$1,038	$986	$1,176
Cost of sales and operating expenses	(841)	(841)	(892)
Egypt gas redirection and sale proceeds	—	2	—
Mark-to-market impact of share-based compensation	20	12	48
Adjusted EBITDA attributable to associate	44	36	42
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(52)	(35)	(37)
Adjusted EBITDA attributable to Methanex shareholders	209	160	337

Mark-to-market impact of share-based compensation	(20)	(12)	(48)
Depreciation and amortization	(98)	(86)	(92)
Finance costs	(31)	(32)	(34)
Finance income and other expenses	11	18	—
Income tax expense	(14)	(7)	(42)
Earnings of associate adjustment [1]	(19)	(18)	(21)
Non-controlling interests adjustment [1]	22	18	19
Net income attributable to Methanex shareholders	$60	$41	$119
Net income	$90	$58	$137
1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 16. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2023 compared with Q4 2022	Q1 2023 compared with Q1 2022
Average realized price	$(6)	$(136)
Sales volume	3	3
Total cash costs	52	5
Increase (decrease) in Adjusted EBITDA	$49	$(128)
Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Methanex average non-discounted posted price	471	469	527
Methanex average realized price	371	373	425

Methanex’s average realized price for the first quarter of 2023 was $371 per tonne compared to $373 per tonne in the fourth quarter of 2022 and $425 per tonne in the first quarter of 2022, resulting in a decrease of $6 million and a decrease of $136 million in Adjusted EBITDA, respectively. The discount rate for the quarter was 21% which was in line with our guidance for 2023.
Sales volume
Methanol sales volume excluding commission sales volume in the first quarter of 2023 was 42,000 tonnes higher than the fourth quarter of 2022 and 18,000 tonnes higher than the first quarter of 2022. The increase in sales volume in the first quarter of 2023 compared to the fourth quarter of 2022 increased Adjusted EBITDA by $3 million. The increase in sales volume for the first quarter of 2023 compared to the same period in 2022 increased Adjusted EBITDA by $3 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q1 2023 compared with Q4 2022	Q1 2023 compared with Q1 2022
Methanex-produced methanol costs	$16	$10
Proportion of Methanex-produced methanol sales	31	(30)
Purchased methanol costs	11	35
Logistics costs	(4)	(2)
Egypt gas redirection and sale proceeds	(1)	—
Other, net	(1)	(8)
Increase in Adjusted EBITDA due to changes in total cash costs	$52	$5
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level.

For the first quarter of 2023 compared to the fourth quarter of 2022, lower Methanex-produced methanol costs increased Adjusted EBITDA by $16 million. For the first quarter of 2023 compared to the same period in 2022, lower Methanex-produced methanol costs increased Adjusted EBITDA by $10 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the first quarter of 2023 compared to the fourth quarter of 2022, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $31 million. For the first quarter of 2023 compared with the first quarter of 2022, a lower proportion of Methanex-produced methanol decreased Adjusted EBITDA by $30 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the first quarter of 2023 compared to the fourth quarter of 2022, the impact of lower purchased methanol costs increased Adjusted EBITDA by $11 million. For the first quarter of 2023 compared to the first quarter of 2022, the impact of lower purchased methanol costs in the first quarter of 2023 increased Adjusted EBITDA by $35 million.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the first quarter of 2023, compared to the fourth quarter of 2022 were higher by $4 million. For the first quarter of 2023 compared to the first quarter of 2022, logistics costs were higher by $2 million, primarily due to higher bunker fuel costs.
Egypt gas redirection and sale proceeds
In the third quarter of 2022, we entered into an agreement to redirect and sell the Egypt plant's contracted natural gas during an extended turnaround for a three-month period from late July to late October. As a result of the agreement, adjusted EBITDA for the fourth quarter of 2022 was higher by $1 million (attributable to Methanex) compared to first quarter of 2023.
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. Other costs were $1 million higher during the first quarter of 2023 compared to the fourth quarter of 2022 and higher by $8 million compared to the first quarter of 2022 due to the timing of selling, general and administrative expenses and changes in unabsorbed costs driven by production levels.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Methanex Corporation share price [1]	$46.53	$37.86	$54.56
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	6	3	9
Mark-to-market impact due to change in share price [2]	20	12	48
Total share-based compensation expense, before tax	$26	$15	$57
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $98 million for the first quarter of 2023 compared to $86 million for the fourth quarter of 2022 and $92 million for the first quarter of 2022. Depreciation and amortization for the first quarter of 2023 was higher compared to the fourth quarter of 2022 due to higher sales of produced product. Compared to the first quarter of 2022, depreciation and amortization was higher due to higher cost base of depreciable property, plant and equipment.
Finance Costs

	Three Months Ended
($ millions)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Finance costs before capitalized interest	$43	$43	$41
Less capitalized interest	(12)	(11)	(7)
Finance costs	$31	$32	$34

Finance costs are primarily comprised of interest on borrowings and lease obligations.

Finance costs were lower for the first quarter of 2023 compared the fourth quarter of 2022 and the first quarter of 2022 due to additional interest capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 11.
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Finance income and other expenses	$11	$18	$—
Finance income and other expenses was lower during the first quarter of 2023, compared to the fourth quarter of 2022, as the fourth quarter benefited from higher foreign exchange gains and proceeds from a vessel sale. Finance income and other expense in the first quarter of 2022 was lower compared to the other periods presented primarily due to lower interest income. Starting in the third quarter of 2022, finance income and other expenses also includes an unrealized gain on the derivative Egypt gas supply contract, not present in comparative periods. Refer to Note 10 of the first quarter 2023 condensed consolidated interim financial statements for further disclosure.
Income Taxes

A summary of our income taxes for the first quarter of 2023 compared to the first quarter of 2022 is as follows:

	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted [1,2,3,4]
Net income before income tax	$104	$103	$179	$220
Income tax expense	(14)	(27)	(42)	(61)
Net income after income tax	$90	$76	$137	$159
Effective tax rate	14%	26%	23%	28%
1     Adjusted net income before income tax reflects amounts required for the inclusion of 63.1% of Atlas income, 50% of Egypt and 60% of Waterfront Shipping, as well as amounts required to exclude the mark-to-market impact of share-based compensation expense or recovery and the impact of the Egypt gas contract revaluation. The most directly comparable measure in the financial statements is net income before tax.
2     Adjusted income tax expense reflects amounts required for the inclusion of 63.1% of Atlas income, 50% of Egypt and 60% of Waterfront Shipping, as well as amounts required to exclude the tax impact of mark-to-market impact of share-based compensation expense or recovery and the impact of the Egypt gas contract revaluation, calculated at the appropriate applicable tax rate for their respective jurisdictions. The most directly comparable measure in the financial statements is income tax expense.
3     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
4     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.

We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 23%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 30% and Canada is 24.5%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 26% for the first quarter of 2023 and 28% for the first quarter of 2022. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

The following table shows a reconciliation of Net income to Adjusted net income before tax, and of Income tax expense to Adjusted income tax expense:

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2023	Mar 31 2022
Net income	$90	$137
Adjusted for:
Income tax expense	14	42
Earnings from associate	(25)	(21)
Share of earnings of associate's income before tax	38	34
Net income before tax of non-controlling interests	(33)	(20)
Mark-to-market impact of share-based compensation	20	48
Impact of Egypt gas contract revaluation	(1)	—
Adjusted net income before tax	$103	$220

Income tax expense	$(14)	$(42)
Adjusted for:
Inclusion of tax expense of associate	(12)	(13)
Removal of tax expense of non-controlling interest	2	2
Tax on mark-to-market impact of share-based compensation	(3)	(8)
Adjusted income tax expense	$(27)	$(61)

SUPPLY/DEMAND FUNDAMENTALS
Demand
Global demand in the first quarter of 2023 was flat compared to the fourth quarter of 2022. Demand from traditional chemical applications was slightly lower in the first quarter of 2023 due to the seasonal slowdown of manufacturing activity during the Lunar New Year in China. Demand from energy-related applications and the methanol-to-olefins (MTO) sector increased slightly in the first quarter of 2023 with increased demand for MTBE and biodiesel and higher operating rates from MTO plants.

Over the long term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The demand outlook for methanol as marine fuel continues to grow. We estimate in the next three to four years there will be over 135 dual-fueled vessels on the water with potential demand of approximately four million tonnes per year. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
During the first part of the first quarter, industry operating rates in China and Iran were negatively impacted by the seasonal diversion of natural gas to meet power demand, and Atlantic operating rates were lower due to planned and unplanned outages. Towards the end of the first quarter, we saw strong operating rates in the US Gulf and easing of gas curtailments in China and Iran leading to increased production which put spot prices under pressure.

We expect limited capacity additions in the next five years. In North America, we are building a 1.8 million tonne plant, the Geismar 3 project, which will be our third plant in Louisiana, with first methanol production expected in the fourth quarter of 2023. In Iran, we believe there are two plants under construction but the timing of start up is uncertain. The completion of major projects
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

as well as ongoing plant operating rates in Iran continue to be challenged due to the impact of ongoing sanctions, plant technical issues as well as ongoing natural gas constraints (particularly in the winter months). In Malaysia, a 1.8 million tonne plant is under construction with a scheduled start up in 2024. In China, there are planned capacity additions over the near-to-medium term which we expect will be somewhat offset by the closure of some small-scale, inefficient and older plants. New capacity built in China is expected to be consumed domestically as China is expected to require increasing methanol imports to meet growing demand.
Methanol Price
Our average realized price in the first quarter of 2023 was $371 per tonne compared to $373 per tonne in the fourth quarter of 2022.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Apr 2023	Mar 2023	Feb 2023	Jan 2023
North America	575	595	575	575
Europe [2]	530	510	510	510
Asia Pacific	405	430	430	410
China	385	395	395	370
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €488 for Q2 2023 (Q1 2023 – €478) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES

We operate in a highly competitive commodity industry and therefore are committed to maintaining a strong balance sheet and financial flexibility. At March 31, 2023, our cash balance was $780 million, or approximately $709 million excluding non-controlling interest portion of $79 million but including our share of cash held by the Atlas joint venture of $8 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures. During the quarter, the Company cancelled the $300 million non-revolving construction facility for the Geismar 3 plant.

A summary of our sources and uses of cash for the three months ended March 31, 2023, compared to the same period in 2022, is as follows:

	Three Months Ended
($ millions, except as otherwise noted)	Mar 31 2023	Mar 31 2022	Variance
Cash provided by operating activities	$162	$326	$(164)
Cash used in financing activities	(115)	(14)	(101)
Cash used in investing activities	(126)	(118)	(8)
Increase (decrease) in cash and cash equivalents	$(79)	$194	$(273)

Cash flows from operating activities in the first quarter of 2023 were $162 million compared to $326 million for the first quarter of 2022. Cash flows from operating activities were lower in the first quarter of 2023 compared to the first quarter of 2022 due to lower earnings, lower dividends received from Atlas joint venture and changes in working capital including the timing of tax payments.

Cash used in financing activities in the first quarter of 2023 was $115 million compared to $14 million for the first quarter of 2022, as the outflows in the first quarter of 2022 were offset by the non-recurring proceeds of $145 million on sale of a partial interest in
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

Waterfront Shipping. This was partially offset by lower payments for share repurchases made in the first quarter of 2023 compared to the first quarter of 2022.

In the first quarter of 2023 we paid a quarterly dividend of $0.175 per common share for a total of $12 million. On April 26, 2023 we announced a 6% increase in our quarterly dividend to $0.185 per common share. The increased dividend will apply to the dividend payable on June 30, 2023.

To March 31, 2023, we have repurchased 1,923,432 common shares of 3,506,405 permitted under our current normal course issuer bid for $81 million, an average purchase price of approximately $42 per share. During the first quarter of 2023 we purchased 1,030,659 shares for $48 million.

Cash used in investing activities relates to capital spend on maintenance and major projects including our Geismar 3 plant currently under construction. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
Capital Projects and Growth Opportunities

The Geismar 3 project is progressing well and on budget with methanol production expected in the fourth quarter of 2023 with an expected total capital cost of $1.25 - 1.3 billion. The remaining cash expenditure of approximately $330 to $380 million, including approximately $75 million of spending accrued in accounts payable, is fully funded with cash on hand. Along with significantly enhancing our cash generation capability, Geismar 3 will have one of the lowest CO2 emissions intensity profiles in the industry, helping us meet our commitment to reduce our greenhouse gas emissions intensity.

Our planned operational capital expenditures directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $110 million for the remainder of 2023. Our 2023 capital expenditures are expected to be slightly higher than our average annual sustaining capital due to the number of turnarounds occurring and non-recurring capital projects in 2023.
CONTROLS AND PROCEDURES

During the first quarter of 2023, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Average realized price, Adjusted net income before income tax, Adjusted income tax expense, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. These measures, at our share of our facilities, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Net income attributable to Methanex shareholders	$60	$41	$119
Mark-to-market impact of share-based compensation	20	12	48
Depreciation and amortization	98	86	92
Finance costs	31	32	34
Finance income and other expenses	(11)	(18)	—
Income tax expense	14	7	42
Earnings of associate adjustment [1]	19	18	21
Non-controlling interests adjustment [1]	(22)	(18)	(19)
Adjusted EBITDA attributable to Methanex shareholders	$209	$160	$337
1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the impact of the Egypt gas contract revaluation included in finance income and other expenses and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Net income attributable to Methanex shareholders	$60	$41	$119
Mark-to-market impact of share-based compensation, net of tax	17	11	40
Impact of Egypt gas contract revaluation, net of tax	(1)	(1)	—
Adjusted net income	$76	$51	$159
Diluted weighted average shares outstanding (millions)	69	70	74
Adjusted net income per common share	$1.11	$0.73	$2.16

METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities and Waterfront Shipping, for reasons as described above. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement, at which time they are included appropriately as the cost of employee compensation. The exclusion of the impact of the Egypt gas contract revaluation is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt gas contract revaluation had no impact on comparative periods before the third quarter of 2022, when the contract amendment leading to fair value measurement of the contract occurred.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022
Revenue	$1,038	$986	$1,012	$1,137
Net income attributable to Methanex shareholders	60	41	69	125
Basic net income per common share	0.87	0.59	0.99	1.74
Diluted net income per common share	0.87	0.59	0.87	1.41
Adjusted EBITDA	209	160	192	243
Adjusted net income	76	51	49	84
Adjusted net income per common share	1.11	0.73	0.69	1.16

	Three Months Ended
($ millions except per share amounts)	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021
Revenue	$1,176	$1,253	$1,078	$1,068
Net income attributable to Methanex shareholders	119	201	71	107
Basic net income per common share	1.60	2.66	0.93	1.40
Diluted net income per common share	1.60	2.51	0.93	1.31
Adjusted EBITDA	337	340	264	262
Adjusted net income	159	185	99	95
Adjusted net income per common share	2.16	2.43	1.29	1.24

METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

Methanex Corporation
Quarterly History (unaudited)

	Q1 2023	2022	Q4	Q3	Q2	Q1	2021	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	1,649	6,141	1,360	1,350	1,634	1797	6,207	1,672	1,435	1,582	1,518
Purchased methanol	848	3,688	1,095	1,113	798	682	3,750	810	1,023	903	1,014
Commission sales [1]	308	945	192	214	260	279	1,227	322	299	345	261
	2,805	10,774	2,647	2,677	2,692	2,758	11,184	2,804	2,757	2,830	2,793
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	403	1,230	395	205	244	386	1,348	405	268	306	369
USA (Geismar)	449	2,041	437	492	556	556	1,989	605	478	484	422
Trinidad (Methanex interest)	256	981	225	249	249	258	1,161	296	296	294	275
Egypt (50% interest)	161	385	96	35	150	104	581	144	155	134	148
Canada (Medicine Hat)	142	593	147	130	155	161	628	149	159	159	161
Chile	249	888	226	141	197	324	807	334	124	128	221
	1,660	6,118	1,526	1,252	1,551	1,789	6,514	1,933	1,480	1,505	1,596
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	371	397	373	377	422	425	393	445	390	376	363
($/gallon)	1.12	1.19	1.12	1.13	1.27	1.28	1.18	1.34	1.17	1.13	1.09

ADJUSTED EBITDA	209	932	160	192	243	337	1,108	340	264	262	242

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income	0.87	4.95	0.59	0.99	1.74	1.60	6.34	2.66	0.93	1.40	1.37
Diluted net income	0.87	4.86	0.59	0.87	1.41	1.60	6.13	2.51	0.93	1.31	1.19
Adjusted net income	1.11	4.79	0.73	0.69	1.16	2.16	6.03	2.43	1.29	1.24	1.07
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures section on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2023 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2023 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,

•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 project,
METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

•global and regional economic activity (including industrial production levels) and GDP growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 project, including the impact of any cost pressures arising from tightening construction labour market conditions,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2022 Annual Management’s Discussion and Analysis and this First Quarter 2023 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2023 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2023	Mar 31 2022
Revenue	$1,038,412	$1,175,805
Cost of sales and operating expenses	(841,163)	(892,114)
Depreciation and amortization	(97,973)	(92,383)
Operating income	99,276	191,308
Earnings of associate (note 4)	25,169	21,037
Finance costs (note 5)	(30,678)	(33,805)
Finance income and other expenses	10,659	366
Income before income taxes	104,426	178,906
Income tax expense:
Current	(15,572)	(28,881)
Deferred	1,242	(13,366)
	(14,330)	(42,247)
Net income	$90,096	$136,659
Attributable to:
Methanex Corporation shareholders	$59,770	$118,520
Non-controlling interests	30,326	18,139
	$90,096	$136,659

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.87	$1.60
Diluted net income per common share (note 7)	$0.87	$1.60

Weighted average number of common shares outstanding (note 7)	68,777,893	73,862,982
Diluted weighted average number of common shares outstanding (note 7)	68,789,347	73,879,568

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2023 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2023	Mar 31 2022
Net income	$90,096	$136,659
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 10)	(129,734)	251,434
Realized losses (gains) on foreign exchange hedges reclassified to revenue	2,767	(1,047)
Taxes on above items	29,218	(56,289)
	(97,749)	194,098
Comprehensive income (loss)	$(7,653)	$330,757
Attributable to:
Methanex Corporation shareholders	$(37,979)	$312,618
Non-controlling interests	30,326	18,139
	$(7,653)	$330,757

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2023 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2023	Dec 31 2022
ASSETS
Current assets:
Cash and cash equivalents	$779,706	$857,747
Trade and other receivables	538,960	500,925
Inventories (note 2)	429,111	439,771
Prepaid expenses	42,203	38,585
Other assets	11,376	39,346
	1,801,356	1,876,374
Non-current assets:
Property, plant and equipment (note 3)	4,240,916	4,155,283
Investment in associate (note 4)	194,488	197,083
Deferred income tax assets	80,860	46,353
Other assets (note 10)	290,423	356,387
	4,806,687	4,755,106
	$6,608,043	$6,631,480
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$811,755	$789,200
Current maturities on long-term debt (note 6)	12,711	15,133
Current maturities on lease obligations	109,941	108,736
Current maturities on other long-term liabilities	47,449	29,548
	981,856	942,617
Non-current liabilities:
Long-term debt (note 6)	2,133,815	2,136,380
Lease obligations	774,247	761,427
Other long-term liabilities	145,173	134,603
Deferred income tax liabilities	231,044	226,996
	3,284,279	3,259,406
Equity:
Capital stock	396,654	401,295
Contributed surplus	1,744	1,904
Retained earnings	1,472,172	1,466,872
Accumulated other comprehensive income	143,918	241,942
Shareholders' equity	2,014,488	2,112,013
Non-controlling interests	327,420	317,444
Total equity	2,341,908	2,429,457
	$6,608,043	$6,631,480

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2023 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2021	74,774,087	$432,728	$1,928	$1,251,640	$(2,720)	$1,683,576	$271,155	$1,954,731
Net income	—	—	—	118,520	—	118,520	18,139	136,659
Other comprehensive income	—	—	—	—	194,098	194,098	—	194,098
Compensation expense recorded for stock options	—	—	27	—	—	27	—	27
Issue of shares on exercise of stock options	7,900	273	—	—	—	273	—	273
Reclassification of grant date fair value on exercise of stock options	—	63	(63)	—	—	—	—	—
Sale of partial interest in subsidiary (note 11)	—	—	—	122,454	—	122,454	22,546	145,000
Payments for repurchase of shares	(1,869,347)	(10,818)	—	(80,810)	—	(91,628)	—	(91,628)
Dividend payments to Methanex Corporation shareholders	—	—	—	(9,183)	—	(9,183)	—	(9,183)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(16,946)	(16,946)
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(6,129)	(6,129)	—	(6,129)
Balance, March 31, 2022	72,912,640	$422,246	$1,892	$1,402,621	$185,249	$2,012,008	$294,894	$2,306,902
Net income	—	—	—	235,310	—	235,310	90,319	325,629
Other comprehensive income (loss)	—	—	—	(252)	105,601	105,349	—	105,349
Compensation expense recorded for stock options	—	—	83	—	—	83	—	83
Issue of shares on exercise of stock options	8,900	309	—	—	—	309	—	309
Reclassification of grant date fair value on exercise of stock options	—	71	(71)	—	—	—	—	—
Sale of partial interest in subsidiary (note 11)	—	—	—	3,991	—	3,991	(1)	3,990
Payments for repurchase of shares	(3,682,404)	(21,331)	—	(140,026)	—	(161,357)	—	(161,357)
Dividend payments to Methanex Corporation shareholders	—	—	—	(34,772)	—	(34,772)	—	(34,772)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(67,768)	(67,768)
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(48,908)	(48,908)	—	(48,908)
Balance, December 31, 2022	69,239,136	$401,295	$1,904	$1,466,872	$241,942	$2,112,013	$317,444	$2,429,457
Net income	—	—	—	59,770	—	59,770	30,326	90,096
Other comprehensive loss	—	—	—	—	(97,749)	(97,749)	—	(97,749)
Compensation expense recorded for stock options	—	—	30	—	—	30	—	30
Issue of shares on exercise of stock options	33,067	1,144	—	—	—	1,144	—	1,144
Reclassification of grant date fair value on exercise of stock options	—	190	(190)	—	—	—	—	—
Payments for repurchase of shares	(1,030,659)	(5,975)	—	(42,487)	—	(48,462)	—	(48,462)
Dividend payments to Methanex Corporation shareholders	—	—	—	(11,983)	—	(11,983)	—	(11,983)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(20,350)	(20,350)
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(275)	(275)	—	(275)
Balance, March 31, 2023	68,241,544	$396,654	$1,744	$1,472,172	$143,918	$2,014,488	$327,420	$2,341,908

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2023 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2023	Mar 31 2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$90,096	$136,659
Deduct earnings of associate	(25,169)	(21,037)
Dividends received from associate	27,764	47,325
Add (deduct) non-cash items:
Depreciation and amortization	97,973	92,383
Income tax expense	14,330	42,247
Share-based compensation expense	26,129	56,600
Finance costs	30,678	33,805
Other	(9,132)	(1,562)
Interest received	6,908	320
Income taxes paid	(12,218)	(18,357)
Other cash payments, including share-based compensation	(31,274)	(10,812)
Cash flows from operating activities before undernoted	216,085	357,571
Changes in non-cash working capital (note 9)	(53,879)	(31,884)
	162,206	325,687

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(48,462)	(91,628)
Dividend payments to Methanex Corporation shareholders	(11,983)	(9,183)
Interest paid	(18,327)	(14,868)
Repayment of long-term debt and financing fees (note 6)	(5,614)	(2,741)
Repayment of lease obligations	(28,292)	(25,608)
Distributions to non-controlling interests	(20,350)	(16,946)
Proceeds on issue of shares on exercise of stock options	1,144	273
Restricted cash for debt service accounts	6	(711)
Sale of partial interest in subsidiary	—	145,000
Changes in non-cash working capital related to financing activities (note 9)	17,291	1,960
	(114,587)	(14,452)

CASH FLOWS USED IN INVESTING ACTIVITIES
Property, plant and equipment	(40,501)	(15,770)
Geismar plant under construction	(86,094)	(120,042)
Changes in non-cash working capital related to investing activities (note 9)	935	17,528
	(125,660)	(118,284)
Increase (decrease) in cash and cash equivalents	(78,041)	192,951
Cash and cash equivalents, beginning of period	857,747	932,069
Cash and cash equivalents, end of period	$779,706	$1,125,020

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2023 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current, IAS 8 Changes in Accounting Estimates and Errors, and IAS 12, Income Taxes regarding deferred tax related to assets and liabilities arising from a single transaction. The amendments did not have a material impact on the Company's consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 26, 2023.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2023 is $786 million (March 31, 2022 - $786 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at March 31, 2023	$3,472,010	$768,906	$4,240,916
Net book value at December 31, 2022	$3,398,805	$756,478	$4,155,283

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at March 31, 2023	$4,997,547	$1,100,243	$241,110	$140,618	$6,479,518
Accumulated depreciation at March 31, 2023	2,846,854	—	52,294	108,360	3,007,508
Net book value at March 31, 2023	$2,150,693	$1,100,243	$188,816	$32,258	$3,472,010
Cost at December 31, 2022	$5,000,999	$1,001,888	$240,867	$140,081	$6,383,835
Accumulated depreciation at December 31, 2022	2,827,870	—	49,310	107,850	2,985,030
Net book value at December 31, 2022	$2,173,129	$1,001,888	$191,557	$32,231	$3,398,805
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $107 million of capitalized interest and finance charges.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

b)Right-of-use assets:

	Ocean Going Vessels [1]	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at March 31, 2023	$889,062	$291,128	$7,766	$45,130	$1,233,086
Accumulated depreciation at March 31, 2023	266,254	168,977	3,599	25,350	464,180
Net book value at March 31, 2023	$622,808	$122,151	$4,167	$19,780	$768,906
Cost at December 31, 2022	$846,977	$286,036	$23,797	$44,904	$1,201,714
Accumulated depreciation at December 31, 2022	245,873	160,163	15,314	23,886	445,236
Net book value at December 31, 2022	$601,104	$125,873	$8,483	$21,018	$756,478
    1    Waterfront Shipping entered into one long-term charter hire arrangement for ocean going vessels in 2023.

4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Mar 31 2023	Dec 31 2022
Cash and cash equivalents	$12,288	$24,420
Other current assets	193,228	182,103
Non-current assets	174,905	184,373
Current liabilities	(91,144)	(92,108)
Other long-term liabilities, including current maturities	(102,018)	(107,416)
Net assets at 100%	$187,259	$191,372
Net assets at 63.1%	$118,160	$120,755
Long-term receivable from Atlas	76,328	76,328
Investment in associate	$194,488	$197,083

	Three Months Ended
Statements of income	Mar 31 2023	Mar 31 2022
Revenue	$147,399	$154,829
Cost of sales and depreciation and amortization	(85,465)	(98,011)
Operating income	61,934	56,818
Finance costs, finance income (loss) and other expenses	(2,474)	(2,388)
Income tax expense	(19,571)	(21,091)
Net earnings at 100%	$39,889	$33,339
Earnings of associate at 63.1%	$25,169	$21,037

Dividends received from associate	$27,764	$47,325

b)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2016 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
5. Finance costs:

	Three Months Ended
	Mar 31 2023	Mar 31 2022
Finance costs	$43,047	$40,741
Less capitalized interest related to Geismar plant under construction	(12,369)	(6,936)
	$30,678	$33,805

Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
6.    Long-term debt:

As at	Mar 31 2023	Dec 31 2022
Unsecured notes
$300 million at 4.25% due December 1, 2024	$298,946	$298,836
$700 million at 5.125% due October 15, 2027	693,942	693,649
$700 million at 5.25% due December 15, 2029	695,415	695,283
$300 million at 5.65% due December 1, 2044	295,629	295,606
	1,983,932	1,983,374
Other limited recourse debt facilities
5.58% due through June 30, 2031	59,326	61,978
5.35% due through September 30, 2033	67,812	70,312
5.08% due through September 15, 2036	35,456	35,849
Total long-term debt [1]	2,146,526	2,151,513
Less current maturities [1]	(12,711)	(15,133)
	$2,133,815	$2,136,380
1    Long-term debt and current maturities are presented net of deferred financing fees.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

The Company has access to a $300 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. The revolving credit facility was entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The revolving credit facility is secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.
During the quarter, the Company cancelled the $300 million non-revolving construction facility for the Geismar 3 plant. At the time of cancellation, the construction facility was undrawn.
Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at March 31, 2023, management believes the Company was in compliance with all covenants related to long-term debt obligations.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

7.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three months ended March 31, 2023 and March 31, 2022, and no adjustment was required for the numerator or the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months ended March 31, 2023 and March 31, 2022 stock options were dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2023	Mar 31 2022
Numerator for basic net income per common share	$59,770	$118,520
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	—
Equity-settled expense	—	—
Numerator for diluted net income per common share	$59,770	$118,520

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2023	Mar 31 2022
Denominator for basic net income per common share	68,777,893	73,862,982
Effect of dilutive stock options	11,454	16,586
Effect of dilutive TSARs	—	—
Denominator for diluted net income per common share	68,789,347	73,879,568

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at March 31, 2023 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2022	407,687	$44.67	2,188,359	$42.68
Granted	51,160	50.49	169,190	50.49
Exercised	(41,335)	34.89	(321,208)	31.92
Outstanding at March 31, 2023	417,512	$46.35	2,036,341	$45.03

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2022	102,531	$43.96
Granted	6,810	50.49
Exercised	(23,767)	34.59
Outstanding at March 31, 2023	85,574	$47.08

	Units Outstanding at March 31, 2023			Units Exercisable at March 31, 2023
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	4.25	122,342	$32.34	109,180	$31.57
$45.40 to $50.49	3.66	172,210	49.93	99,229	49.97
$54.65 to $78.59	2.14	122,960	55.28	122,960	55.28
	3.39	417,512	$46.35	331,369	$45.88
TSARs:
$29.27 to $38.79	4.32	792,915	$33.02	682,249	$32.09
$45.40 to $50.49	4.42	678,616	49.54	332,032	49.62
$54.65 to $78.59	2.41	564,810	56.48	564,810	56.48
	3.82	2,036,341	$45.03	1,579,091	$44.50
Stock options:
$29.27 to $38.79	4.23	22,320	$32.20	20,028	$31.45
$45.40 to $50.49	2.79	36,144	49.98	25,800	50.06
$54.65 to $78.59	2.20	27,110	55.46	27,110	55.46
	2.98	85,574	$47.08	72,938	$46.95

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2023 was $32.5 million compared to the recorded liability of $28.0 million. The difference between the fair value and the recorded liability is $4.5 million and will be recognized over the weighted average remaining vesting period of approximately 1.5 years. The weighted average fair value was estimated at March 31, 2023 using the Black-Scholes option pricing model.

For the three months ended March 31, 2023, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $13.2 million (2022 - an expense of $28.2 million). This included an expense of $11.9 million (2022 - an expense of $26.4 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2023 and 2022 respectively.

b)Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2023 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2022	155,761	340,929	744,887
Granted	14,370	104,500	179,340
Performance factors impact on redemption [1]	—	—	143,065
Granted in-lieu of dividends	565	1,214	2,372
Redeemed	(18,962)	(122,064)	(435,035)
Cancelled	—	(3,723)	(7,908)
Outstanding at March 31, 2023	151,734	320,856	626,721
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2023.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2023 was $58.0 million compared to the recorded liability of $38.3 million. The difference between the fair value and the recorded liability of $19.7 million will be recognized over the weighted average remaining vesting period of approximately 2.1 years.
For the three months ended March 31, 2023, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $12.9 million (2022 - an expense of $28.3 million). This included an expense of $8.3 million (2022 - an expense of $21.9 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2023 and 2022 respectively.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

9.Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended
	Mar 31 2023	Mar 31 2022
Changes in non-cash working capital:
Trade and other receivables	$(38,035)	$75,604
Inventories	10,660	27,366
Prepaid expenses	(3,618)	(7,223)
Trade, other payables and accrued liabilities	22,555	(74,360)
	(8,438)	21,387
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(27,215)	(33,783)
Changes in non-cash working capital having a cash effect	$(35,653)	$(12,396)

These changes relate to the following activities:
Operating	$(53,879)	$(31,884)
Financing	17,291	1,960
Investing	935	17,528
Changes in non-cash working capital	$(35,653)	$(12,396)

10.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

    North American Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point Henry Hub to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Mar 31 2023	Dec 31 2022
Maturities	2023-2032	2023-2032
Notional quantity [1]	320,810	307,900
Notional quantity per day, annualized [1]	50 - 170	50 - 150
Notional amount	$1,068,399	$1,014,264
Net fair value	$187,587	$316,008
1    In thousands of Million British Thermal Units (mmBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Mar 31 2023	Dec 31 2022
Other current assets	$6,847	$32,768
Other non-current assets	217,737	289,979
Other current liabilities	(16,102)	(317)
Other long-term liabilities	(20,895)	(6,422)
Net fair value	$187,587	$316,008
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2023, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 22.6 million euros (December 31, 2022 - 21.1 million euros). The euro contracts had a negative fair value of $0.5 million included in other current liabilities (December 31, 2022 - negative fair value of $1.7 million included in other current liabilities).

Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended
	Mar 31 2023	Mar 31 2022
Change in fair value of cash flow hedges	$(380,240)	$497,880
Forward element excluded from hedging relationships	250,506	(246,446)
	$(129,734)	$251,434
The amounts presented in the table above were previously presented separately in the consolidated statements of comprehensive income, but have been presented on a net basis in the consolidated statements of comprehensive income and disclosed separately in the notes to the consolidated financial statements in the current year to simplify the presentation for the users of the financial statements.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 14

Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$224,584	$272,462	$8,229	$79,080	$83,996	$101,157
Natural gas forward contracts liabilities	(36,997)	(38,834)	(17,774)	(21,060)	—	—
Euro forward exchange contracts	(548)	(548)	(548)	—	—	—
	$187,039	$233,080	$(10,093)	$58,020	$83,996	$101,157

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2023		December 31, 2022
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,163,026	$2,005,996	$2,168,585	$1,953,932

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 15

Fair value - Egyptian natural gas supply contract (Level 3 instrument)
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant for the remainder of its useful life. As a result of an amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At March 31, 2023 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $13.9 million recorded in Other assets (December 31, 2022 - $11.2 million). Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+7/-6 million
Methanol price forecast	$330 - $470 per MT	+/- $25 per MT	$-4/+5 million
Discount rate	8.5%	+/- 1%	$-/+1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

METHANEX CORPORATION 2023 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 16

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 26, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary